Exhibit  11.1

Algae Dynamics Corp.

CODE OF BUSINESS ETHICS AND CONDUCT POLICY

I.	COMPANY ETHICAL STANDARDS

This Code of Business Ethics and Conduct sets out some basic rules and policies about how the Company expects its employees to conduct themselves. These can be summed up in the requirement that Algae Dynamics Corp. wants all employees to act honestly, responsibly, with integrity, and consistently with the Company’s policies and interests.

This Code covers a wide range of ethical requirements and business policies. However, it does not attempt to address every issue that may arise or problem that could be encountered. Generally, employees should be guided by the following principles:

●	Always try to act honestly, openly, and fairly - - not necessarily because of a law or written rule - - but because it’s the right thing to do.

●	If you are thinking about doing anything that you would have trouble explaining to your supervisor, spouse, or best friend or would be embarrassed if it was made public, then you should not do it.

●	Whenever in doubt about whether some action is improper, ask your supervisor or notify the Company’s Ethics Compliance Official before taking the action.

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Act in ways that you are proud to acknowledge and that bring credit to the Company. If you comply with these common sense rules, it is almost certain that you will satisfy technical ones. If any part of this Code is unclear or if you have any questions about how to deal with something not covered by the Code, you should ask your immediate supervisor about what to do. Complying with the principles of this Code is important, not only to the Company but also to every employee. If an employee fails to adhere to the Code, that employee could be subject to disciplinary action, up to and including termination, and employees are subject to individual civil and criminal liability.

II.	BUSINESS CONDUCT

Company Work Rules and Policies

What follows is a brief summary of certain work rules and policies of Algae Dynamics Corp. Many of these are discussed in more detail in the Company’s separately published policies.
All employees are required to be familiar with and to adhere to the separate policies, copies of which are separately published and distributed.

1.	Equal Opportunity

Algae Dynamics Corp. is committed to equal opportunity and fair treatment of all. Discrimination in all aspects of employment is prohibited, whether on the basis of race, sex, national origin, color, age, disability, religion, veteran status, or any other legally protected status. For more information, consult the Company’s Equal Employment Opportunity Policy.

2.	Freedom from Harassment

Algae Dynamics Corp. is committed to providing and maintaining a productive and respectful work environment. The Company prohibits harassment and abusive or hostile conduct toward any employee, including that which is based on an individual’s race, sex, national origin, color, age, disability, religion, veteran status, or any other legally protected status.

a.	Sexual Harassment Prohibited

One form of prohibited conduct is sexual harassment. Sexual harassment is conduct based upon sex, whether directed toward a person of the same or opposite sex. This includes unwelcome sexual advances, request for sexual favors, and other physical, verbal or visual conduct based upon sex when

● Submission to such conduct is an explicit or implicit term or condition of employment
● Such conduct has the purpose or effect of unreasonably interfering with the individual’s work performance or duties by creating a hostile, offensive or intimidating work environment

b.	Other Forms of Harassment

Verbal abuse, insulting comments and gestures and other harassing or intimidating conduct are also prohibited, especially when directed at an individual because of his or her race, national origin, color, age, disability, religion, veteran status, or any other legally protected status. It is the responsibility of each employee to conduct himself or herself in a professional manner at all times and to refrain from such harassment of others. Every employee has a duty to immediately report harassment to the Company. This includes situations where you feel that you have been harassed and where you have knowledge of another employee being harassed. For more information, please consult the Company’s Freedom from Harassment Policy.

3.	Substance Abuse Policy

To further Algae Dynamics Corp. goal of providing a safe working environment for its employees, the possession, use or distribution of prohibited substances is not permitted in any office, work location or facility of Algae Dynamics Corp. For more information, please consult the Company’s Substance Abuse Policy.

4.	Firearms, Explosives or Weapons

No firearms, unauthorized explosives or weapons of any kind are allowed on Company work location or facility. Entry into Company premises is conditioned on the Company’s right to search the person, personal effects and vehicles for the presence of these items.

5.	Use of Assets and Property

All employees should endeavor to protect the Company's assets and ensure their efficient use. Theft, misuse, abuse, carelessness, and waste have a direct negative impact on the Company. All Company assets and property should be used carefully, efficiently, in the manner intended, and only for legitimate business purposes. They may not be used for personal purposes and may not be used, sold, loaned, given away or disposed of without proper authorization. Any suspected incident of fraud or theft should be immediately reported for investigation. Company charge accounts, credit cards, bank accounts and other resources are strictly limited to Company use; personal charges on Company accounts are prohibited unless authorized.

6.	Protection of Confidential Information

Employees of Algae Dynamics Corp. are not to disclose or use any confidential information of the Company, either during or after employment, except when disclosure is authorized by a manager or required by laws or regulations. Confidential information includes non-public information that might be of use to competitors or which might be harmful to the Company if disclosed, including trade secrets, business, marketing and service plans, contract terms, operations information, records, personnel information and financial data and reports. It includes information that the Government, suppliers and customers have entrusted to us or that the Company has obligated itself to maintain in confidence. No one is permitted to remove or make copies of any Algae Dynamics Corp. records, reports or documents without prior authorization. Unauthorized use or disclosure of confidential information not only violates Company policy, but it can also be illegal and result in civil and/or criminal liability.

7.	Improper Communications

All electronic communications systems provided by the Company and or used by employees in their employment are to be used primarily for job-related purposes. This includes computers, networks, Internet, email, telephones, cell phones, voicemail, and fax machines (“Electronic Communications Systems”). Use of Electronic Communications Systems is an extension of the workplace and must be used in a manner which complies with this Code and other Company policies. Any abusive, harassing, defamatory, or otherwise prohibited or inappropriate use of the Electronic Communications Systems will result in disciplinary action, up to and including discharge. Email may not be used to solicit others for commercial ventures, religious or political causes, outside organizations or other non-business matters. Employees are advised against having any expectation of privacy in their use of the Electronic Communications Systems. The Company retains the right to monitor all of its Electronic Communication Systems at its discretion without notice to the employee, including listening to, reading, retrieval, and printing all voice mail and email or electronic messages generated by or stored in these systems, to include computer files and tracing internet activity.

8.	Environmental, Health and Safety Laws and Regulations

All employees are required to comply with applicable environmental, health and safety laws and regulations governing the Company’s business. Sanctions for violating these laws can be severe.  The safety and care of its employees is a key concern of the Company. It is the Company’s policy to provide a healthy and safe working environment for all employees and to abide by all laws and regulations as they pertain to our industry. Employees of Algae Dynamics Corp. may not engage in conduct which endangers the safety, health, and welfare of others. Violent, threatening, or unsafe behavior will not be tolerated.

9.	Conflict of Interest

Employees have an obligation to avoid actual or potential conflicts of interest in conducting the Company’s business. An actual or potential conflict of interest occurs when an employee is in a position to influence a decision that may result in a personal gain for that employee or for an employee’s relative as a result of Algae Dynamics Corp ‘s. business dealings. For the purposes of this policy, a relative is any person who is related by blood or marriage or whose relationship with the employee is similar to that of persons who are related by blood or marriage. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest. It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier of the Company. The best policy is to avoid any direct or indirect business connection with the Company’s customers, suppliers, or competitors, except on the Company's behalf.

10.	Gifts and Entertainment

All employees should respect the rights of and deal fairly with the Company’s customers, subcontractors, suppliers, vendors and business partners in compliance with all laws, rules and regulations. Employees should not authorize, offer, promise, give, solicit or accept, money, gifts, entertainment, privileges, gratuities, benefits or other items of value intended to improperly influence, directly or indirectly, any business decision or that otherwise violates any law or creates the appearance of impropriety.

11.	Accurate Records

All employees must record and report all transactions, data and information promptly, accurately and honestly. All of the Company's books, records, accounts, operational reports and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal requirements and to the Company's internal policies.

12.	“At Will”

Employment Status Except as provided for by applicable Collective Bargaining Agreements all employment with Algae Dynamics Corp. is “at will”. This means that either the employees or the Company may terminate the employment relationship at any time for any reason or no reason. This “at-will” employment relationship can only be modified or altered by a written contract signed by the employee and the Company’s President. Neither this Code of Business Ethics and Conduct nor any other Company document should be considered an employment contract or a guarantee of employment for any specified period of time.

III.	Duties of All Employees

This Code of Business Ethics and Conduct outlines some important values and policies of Algae Dynamics Corp. It is important for all employees to understand and adhere to these values and policies. Equally important is that every employee understands the duty to raise any question or concern about possibly unethical or illegal conduct, regardless of whether the problem is written down in this Code. Such reports can be made in complete confidence and even anonymously, without any fear of reprimand or reprisal. Algae Dynamics Corp. encourages all employees to raise such concerns to their immediate supervisor or to an onsite senior Company official whom the employee trusts.